SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June , 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ SYLVIA EDWARDS
Sylvia Edwards
Assistant Group Secretary

Company Number: 1397169

THE COMPANIES ACT 2006

Company limited by shares

RESOLUTIONS

of

PRUDENTIAL PUBLIC LIMITED COMPANY

At the Annual General Meeting of the above named Company duly convened and held on 7 June 2010 the following resolutions were passed as ordinary resolutions:

Resolution 12

“THAT the Company and all companies that are its subsidiaries at any time during the period for which the resolution is effective be and are hereby generally and unconditionally authorised for the purposes of sections 366 and 367 of the Companies Act 2006 (2006 Act) to make donations to political organisations other than political parties and to incur political expenditure (as such terms are defined in sections 363 to 365 of the 2006 Act) up to a maximum aggregate sum of £50,000, as follows:

(a) such authority shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the earlier of 30 June 2011 or the conclusion of the Annual General Meeting to be held in 2011; and

(b) the Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to political organisations and incur political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired;”

Resolution 13

“THAT without prejudice to any other authority conferred on the directors by or pursuant to Article 14 of the Company’s Articles of Association, the authority conferred on the directors by Article 14 of the Company’s Articles of Association to allot generally and unconditionally relevant securities be renewed in respect of equity securities (as defined in section 560(1) of the 2006 Act) for a period expiring at the earlier of 30 June 2011 or the conclusion of the Annual General Meeting of the Company held in 2011 and for that period and purpose the section 551 amount in respect of the Company’s equity securities shall be £42,236,000; and”

Resolution 14

“THAT without prejudice to any other authority conferred on the directors by or pursuant to Article 14 of the Company’s Articles of Association, the authority conferred on the directors by Article 14 of the Company’s Articles of Association to allot generally and unconditionally relevant securities be renewed in respect of equity securities (as defined in section 560(1) of the 2006 Act) allotted in connection with an offer by way of a rights issue: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, for a period expiring at the earlier of 30 June 2011 or the conclusion of the Annual General Meeting of the Company held in 2011 and for that period and purpose the section 551 amount shall be £84,473,000 (after deducting from such limit any relevant securities allotted under resolution 13 above) and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter.”

The following were passed as special resolutions:

Resolution 15

“THAT the directors be and are hereby authorised to allot equity securities (as defined in section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the directors by Article 15 of the Company’s Articles of Association and/or to sell any ordinary shares held by the Company as treasury shares for cash as if section 561 of that Act did not apply to such allotment provided that (i) the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to the authority under Article 15(b) is £6,336,000 and (ii) the authority conferred by this resolution shall expire at the earlier of 30 June 2011 or the conclusion of the Annual General Meeting of the Company in 2011;”

Resolution 16

“THAT the Company be and is hereby generally and unconditionally authorised, in accordance with section 701 of the 2006 Act, to make one or more market purchases (within the meaning of section 693(4) of the 2006 Act) of its ordinary shares of five pence each in the capital of the Company:

(A) such authority to be limited:

(i) to a maximum aggregate number of 253,440,000 ordinary shares;

(ii) by the condition that the minimum price which may be paid for each ordinary share is five pence and the maximum price which may be paid for an ordinary share is the highest of:

(a) an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and

(b) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out, in each case exclusive of expenses;

(B) such authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of 30 June 2011 and the conclusion of the Annual General Meeting of the Company in 2011, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and

(C) all ordinary shares purchased pursuant to said authority shall be either:

(i) cancelled immediately upon completion of the purchase; or

(ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the 2006 Act; and”

Resolution 17

“THAT a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.”